UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of August 2016

ALON BLUE SQUARE ISRAEL LTD.

(translation of registrant’s name into English)

EuroparkYakum, France Building,

Yakum 60972 Israel

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40 F:

Form 20-F  ☒      Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ______

Contact:

Alon Blue Square Israel Ltd.

Zehavit Shahaf, Adv.,

General Counsel and Corporate Secretary

Telephone: 972-9-9618504

Fax: 972-9- 9618636

Email: zehavits@bsi.co.il

ALON BLUE SQUARE ANNOUNCES UPDATED TIMELINE FOR CLOSING OF DEBT ARRANGEMENT

YAKUM, Israel, August 31, 2016, Alon Blue Square Israel Ltd. (OTC:BSIRY) (the “Company”) announced today the updated timeline for the closing of the debt reorganization and arrangement between the Company and its financial creditors and shareholders under Section 350 of the Israeli Companies Law, 5759-1999 following the recent final approval of the debt arrangement by the District Court in Lod, Israel, as revised per our announcement on August 10, 2016.

Following closing, the purchaser, a private company controlled by Mr. Moti Ben-Moshe, will be the sole holder of all the Company's outstanding shares, and the Company will become a privately held company.

Below is the updated contemplated timeline for closing of the proposed debt arrangement:

Day:	Date:	Item:
T-4	August 30, 2016	Announcement on TASE regarding closing and timeline for closing.
T	September 5, 2016	Record date for holders of Company's Series C Debentures for entitlement to receive consideration at closing.
T+2	September 7, 2016	Purchaser will transfer initial amount to holders of the Company's Series C Debentures to the Company.
T+3	September 8, 2016

-  Record date for holders of outstanding shares for entitlement to receive consideration at closing.

-  Purchaser will transfer to registration company in Israel the consideration (for minority shareholders)

-  Company will transfer initial payment amount to holders of the Company's Series C Debentures.

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Day:	Date:	Item:
T+4	September 11, 2016 (Closing is scheduled to occur over a two-day period prior to September 11, 2016)

The following actions at closing will occur in parallel: (i) purchaser will transfer consideration amount to the controlling shareholders, (ii) subject to transfer of consideration amount, all outstanding Company shares will be transferred to the purchaser, (iii) amended Series C Debenture Trust Agreement will become effective, (iv) deregistration of the Company shares from trading and the TASE, (v) registration company will transfer initial amount to holders of Series C Debentures, and (vi) the registration company in Israel will transfer to the minority shareholders the consideration for their shares.

The aggregate sum payable to the Company's minority shareholders upon closing will be NIS 6,328,500, representing NIS 0.3516388 per ordinary share (or NIS 3.516388 per American Depositary Share, each representing ten ordinary shares). Within a few days following the scheduled closing date, BNY Mellon, the Depositary for the American Depositary Shares, is expected to announce the anticipated payment date for holders of American Depositary Shares as well as the amount payable to such holders in U.S. dollars.

The Company wishes to clarify that because closing is subject to the fulfillment of a number of actions that may be delayed, the timeline may be further updated. In such an event, the Company will provide updates accordingly.

* * * *

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Alon Blue Square Israel Ltd. (hereinafter: "Alon Blue Square") operates through subsidiaries. Continued operations - its Tel Aviv Stock Exchange ("TASE") listed 53.92% subsidiary, Blue Square Real Estate Ltd., which owns, leases and develops income producing commercial properties and projects. Companies designated for sale –the 63.13% held subsidiary, Dor Alon Energy in Israel (1988) Ltd, listed on the TASE, is one of the four largest fuel retail companies in Israel based on the number of petrol stations and a leader in the field of convenience stores operating a chain of 211 petrol stations and 218 convenience stores in different formats in Israel, and Na'aman Group (NV) Ltd., a 77.51% subsidiary listed on the TASE, operates specialist outlets in self-operation and franchises and offers a wide range of "Non-Food" in the houseware and textile segment.

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Forward-looking statements

This press release contains forward-looking statements within the meaning of safe harbor provisions of the U.S. Private Securities Litigation Reform Act of 1995. Forward-looking statements may include, but are not limited to, plans or projections about our business, our future revenues, expenses and profitability. Forward-looking statements may be, but are not necessarily, identified by the use of forward-looking terminology such as "may," "anticipates," "estimates," "expects," "intends," "plans," "believes," and words and terms of similar substance. Forward-looking statements involve known and unknown risks, uncertainties and other factors that may cause actual events, results, performance, circumstance and achievements to be materially different from any future events, results, performance, circumstance and achievements expressed or implied by such forward-looking statements. These risks, uncertainties and other factors include, but are not limited to, the following: ; economic conditions in Israel which may affect our financial performance;  dependence of BSRE on Mega Retail as a lessee of its properties; our ability to compete effectively with large fuel companies and our other competitors; enactment of new laws and regulations, including the enactment of recommendations of governmental appointed committees and regulations with respect to the procurement of petroleum products by fuel companies and the price of petroleum products that are subject to regulation; the effect of increases in oil, raw material and product prices in recent years; and other risks, uncertainties and factors disclosed in our filings with the U.S. Securities and Exchange Commission (SEC), including, but not limited to, risks, uncertainties and factors identified under the heading "Risk Factors" in our annual report on Form 20-F for the year ended December 31, 2015. You are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date of this press release. Except for our ongoing obligations to disclose material information under the applicable securities laws, we undertake no obligation to update the forward-looking information contained in this press release.

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed by the undersigned, thereunto duly authorized.

ALON BLUE SQUARE ISRAEL LTD.

August 31, 2016	By:	/s/ Zehavit Shahaf
Zehavit Shahaf, Adv.
General Counsel and Corporate Secretary

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